Exhibit 17.1
                                                               February 20, 2002

Board of Directors
Karts International Incorporated
P.O. Box 695
Roseland, LA 70456

Gentlemen:

It is with regret that I hereby submit my resignation as a director and Chairman of the Board of Directors of Karts International Incorporated (the "Company"), effective immediately.

As you are aware, I have been a major shareholder and director of the Company since it purchased Brister's Thunder Karts in 1996. In 1999, the Board of Directors elected me as the Company's President and Chief Executive Officer with a mandate to restructure the organization, reduce overhead and improve operations. During my tenure, I was successful in accomplishing these goals in addition to developing a number of unique opportunities that positioned the Company as a leader in the industry.

My commitment to the Company and resolve to lead it to profitable operations continued as we completed the June 2000 transaction with the Schlinger Foundation and the subsequent change in control. Despite having the Board ask me to resign as the Company's President and Chief Executive Officer, in a direct breach of my Employment Agreement, I considered this action to be in the best interest of the Company and I agreed to continue on in the capacity of Chairman of the Board. In this position, I had hoped that my experience, contacts and business acumen could assist in leading the Company back to profitability and respectability in the marketplace.

During the past 16 months, the Company's management, and, accordingly, controlling members of the Board of Directors, have made numerous and frequent changes in staffing, marketing approach, product offerings and overall Company operations. I have yet to see any positive effects from these changes. Instead, the Company's overhead expenses have increased substantially while employee morale, production and sales have continually spiraled downward. I have not agreed with many of these actions and have had my objections and my reservations entered on the record of various Board of Directors meetings. However, I sincerely believe I did my best to support management's, and, accordingly, the controlling Board member's, decisions and to respond positively to all that was asked of me.

Unfortunately, I have now concluded that my continued participation on the Board will serve no useful purpose. My decision to resign did not come easily and was reached only after finally concluding that any future attempts on my part to have meaningful directional input or to influence the direction of the Company would be ineffective.

It is my sincere hope that the Board of Directors and the management of the Company will ultimately be successful in restoring the Company to profitability and achieving the expectations of my fellow shareholders.


                                                         Respectfully submitted,
                                                         /s/ Chuck Brister
                                                         -----------------------
                                                         Chuck Brister